15048576

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 02 2015
Washington DC
404

SEC FILE NUMBER
8- 47081

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CoView Capital, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

780 Third Ave., Suite 3104
(No. and Street)

New York (City) NY (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Greene, Arnold G., CPA
(Name – *if individual, state last, first, middle name*)

866 United Nations Plaza (Address), New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KW 3/14

OATH OR AFFIRMATION

I, Samuel Yellin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CoView Capital, Inc., as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director
Title

Notary Public

PATRICIA CASEY
Notary Public - State of New York
NO. 01CA6020629
Qualified in Nassau County
My Commission Expires 3/1/15

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- _ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COVIEW CAPITAL, INC.

FINANCIAL STATEMENTS
AND
INDEPENDENT AUDITOR'S REPORT

FORM X-17A-5

FOR THE YEAR ENDED

DECEMBER 31, 2014

COVIEW CAPITAL, INC.

CONTENTS

DECEMBER 31, 2014

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT
65 KINGSBURY ROAD
GARDEN CITY, N.Y. 11530

(516) 742-2198
FAX (516) 742-5813

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder of
COVIEW CAPITAL, INC.

I have audited the accompanying financial statements of CoView Capital, Inc.. (a Corpration), which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in Stockholder equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. CoView Capital. Inc.'s management is reponsible for these financial statements. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the statndards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not rquired to have , nor was I engaged to perform, an audit of its internal control over financial reporting. My audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, I express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the fianancial statements referred to above present fairly, in all material respects, the financial condition of CoView Capital, Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation of Net Capital Under Rule 15c3-1, Computation for Determination of Reserve Requirements Under Rule 15c3-3, and information for Possession or Control Requirements Under Rule 15c3-3 has been subjected to audit procedures performed in conjunction with the audit of CoView Capital, Inc.'s financial statements. The supplemental information is the responsibility of CoView Capital, Inc.'s management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securiites Exchange Act of 1934. In my opinion, the supplemental informatin is fairly stated, in all material respects, in relation to the financial statements as a whole.

February 23, 2015

COVIEW CAPITAL, INC.

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2014

ASSETS	
Cash and cash equivalents	$346,046
Certificate of deposit	15,387
Investment in marketable security (cost $3,300)	14,388
Furniture and equipment, net	8,098
Other assets	18,731
Total assets	**$402,650**
LIABILITIES AND STOCKHOLDER'S EQUITY	
LIABILITIES	
Deferred rent	$52,236
Accrued expenses	140,000
Liabilities subordinated to claims of general creditors	145,000
Total liabilities	**$337,236**
STOCKHOLDER'S EQUITY	
Common stock, $0.01 par value; 1,000 shares authorized; 100 shares issued and outstanding	$1
Additional paid-in-capital	671,499
Retained earnings (deficit)	(606,086)
Total stockholder's equity	**$65,414**
Total liabilities and stockholders' equity	**$402,650**

COVIEW CAPITAL, INC.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2014

Revenues		
Consulting and advisory fee income		$374,261
Dividend income		168
Net unrealized gain		2,448
Other income		105
Total revenue		**$376,982**
Expenses		
Consulting fees	$141,590	
Salaries	188,405	
Employee seminars and training	2,481	
Occupancy costs	99,826	
Telephone	6,640	
Dues and subscriptions	7,680	
Regulatory fees and expenses	5,198	
Office supplies	6,993	
Professional fees	11,433	
Insurance	14,090	
Advertising	500	
Office expense	4,179	
Travel	34,505	
Depreciation	5,254	
Quotation fees	21,243	
Postage and messengers	6,857	
Other expenses	6,179	
Total expenses		**563,053**
Net loss		**($186,071)**

See notes to financial statements

COVIEW CAPITAL, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2014

Cash Flows from Operating Activities		
Net loss		($186,071)
Changes in operating assets and liabilities		
Change in prepaid expenses	$9,175	
Change in furniture and equipment	(1,187)	
Depreciation	5,254	
Change in certificate of deposit	(8)	
Change in non-marketable securities	43,000	
Change in deferred rent	32,231	
Change in accrued expenses	140,000	
Total adjustments		$228,465
Net cash provided by operating activities		42,394
Cash used in investing activities		
Increase in marketable securities	($2,448)	
Change in subordinated loans	0	
Shareholder distributions	(93,000)	
Total cash used in investing activities		($95,448)
Net change in cash and cash equivalents		($53,054)
Cash and cash equivalents – Jan. 1, 2014		$399,100
Cash and cash equivalents – Dec. 31, 2014		$346,046

COVIEW CAPITAL, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2014

Stockholder's equity, January 1, 2014	$344,485
Add: Net loss	(186,071)
Less: Shareholder distributions	(93,000)
Stockholder's equity, December 31, 2014	$65,414

STATEMENT OF CHANGES IN LIABILITIES

SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

FOR THE YEAR ENDED DECEMBER 31, 2014

Balance, January 1, 2014	$145,000
Increases (decreases)	0
Balance, December 31, 2014	$145,000

COVIEW CAPITAL, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2014

NOTE A - ORGANIZATION

CoView Capital, Inc. (the "Company") is a member of the Financial Industry Regulatory Authority, Inc. (FINRA) and provides investment banking services primarily in the areas of mergers and acquisitions and private placements.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. **Cash and cash equivalents:**
   The Company considers money market fund accounts to be cash equivalents for purposes of the statement of cash flows. The company keeps its cash with a major bank. The account balances may exceed the FDIC insurance limit.

2. **Depreciation and amortization:**
   Office furniture and equipment are depreciated on a straight-line basis over their estimated useful lives, which are principally five years.

3. **Consulting fee income and revenue recognition:**
   Consulting fee income represents amounts received by the Company in connection with a variety of advisory services: merger and acquisition advice, structuring of sales, private placements, valuation services, fairness opinions, and other related investment banking services. In connection with certain activities, the Company receives retainer fees for services to be provided. Such retainers are treated as revenue upon completion of due diligence and the descriptive memorandum. Revenue from advisory activities is generally recognized when performance is completed.

4. **Use of estimates:**
   The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Such estimation includes valuation of non-marketable securities. These estimates may be adjusted as more current information becomes available.

NOTE C – INCOME TAXES

The Company is an S corporation for federal and state corporate tax purposes, and, as such, the stockholder is individually liable for federal and state income tax payments. The Company is subject to a New York State minimum tax and a New York City general corporate tax.

NOTE D – NET CAPITAL REQUIREMENTS:

As a broker-dealer and member organization of the Financial Industry Regulatory Authority Inc. (FINRA), the Company is subject the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission, which requires that the Company maintain minimum net capital of 6-2/3% of aggregate indebtedness, as defined, or $5,000 whichever is greater. At December 31, 2014, the Company had net capital of $181,368 as indicated on page 12 of this audited report which was $168,546 in excess of its required net capital of $12,822. The ratio of aggregate indebtedness to net capital was 1.06 to 1. In January 2015, the Company filed Part IIA of Form X-17A-5 (unaudited) and reported the same net capital of $181,368.

NOTE E – LEASE COMMITMENT:

The Company is obligated under a lease for office space, which expires on December 31, 2019. The lease for office space requires payment for certain expenses and escalations in addition to the minimum annual rentals. The lease further provides for an increase in base rent during the lease term based on increases in the cost of living. The Company is obligated for minimum rental payments under operating lease arrangements for office space as follows:

Year Ending:	
December 31, 2015	$135,800
December 31, 2016	135,800
December 31, 2017	135,800
December 31, 2018	135,800
December 31, 2019	135,800
	$679,000

Rent paid in 2014 was $99,826.

NOTE F – PROFIT SHARING PLAN:

The Company maintains a profit sharing plan for eligible employees. The Company, at its discretion, may contribute up to 25% of an employee's salary. For the year ended December 31, 2014, the Company contributed $0 to the profit sharing plan.

COVIEW CAPITAL, INC.

COMPUTATION OF NET CAPITAL

DECEMBER 31, 2014

Common stock		$1
Additional paid-in-capital		671,499
Retained earnings (deficit)		(606,086)
		$65,414
Add: Subordinated loans		145,000
Less: Non-allowable assets		(26,829)
Net capital before haircuts		$183,585
Less: Haircuts on securities		(2,664)
Net capital		**$180,921**
Greater of:		
Minimum dollar net capital required	$5,000	
or		
Minimum net capital required 6.67% of aggregate indebtedness	$12,822	$12,822
Excess net capital		**$168,099**

AGGREGATE INDEBTEDNESS

Accounts payable and accrued expenses, etc.	**$192,236**
Ratio of aggregate indebtedness to net capital	**1.06**
Ratio of debt to debt-equity	**0**

See notes to financial statements

COVIEW CAPITAL, INC.

RECONCILIATION OF NET CAPITAL WITH FOCUS REPORT

DECEMBER 31, 2014

Net capital per company's unaudited X-17A-5, Part IIA Filing (Focus Report)	$181,368
Audit adjustments	0
Net capital per audited report, December 31, 2014	**$181,368**

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part II filing

COVIEW CAPITAL, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2014

The Company claims exemption from the requirements of rule 15c3-3, under Section (k)(2)(i) of the rule.

COVIEW CAPITAL, INC.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2014

The Company claims exemption from the requirements of rule 15c3-3, under Section (k)(2)(i) of the rule.

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT
65 KINGSBURY ROAD
GARDEN CITY, N.Y. 11530

(516) 742-2198
FAX (516) 742-5813

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder of
COVIEW CAPITAL, INC.

I have reviewed management's statements, included in the accompanying Exemption Report, in which CoView Capital, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which CoView Capital, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii) (the "exemption provisions") and CoView Capital, Inc. stated that CoView Capital, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. CoView Capital, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about CoView Capital, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

February 23, 2015

COVIEW CAPITAL, INC.

EXEMPTION REPORT

DECEMBER 31, 2014

CoView Capital, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(i)

2. The Company met such exemption provision of 17 C.F.R. §240.15c3-3 (k)(2)(i) throughout the most recent fiscal year without exception.

CoView Capital, Inc.

I, Samuel Yellin affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By: ____________________

Title: President

Dated: